EXHIBIT 99.1

Brookfield Renewable Announces Record Results and 5% Distribution Increase

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Feb. 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable” or "BEP") today reported financial results for the three and twelve months ended December 31, 2021.

“2021 was another strong year for our business as we achieved our highest ever FFO per unit, deployed capital in-line with our target and continued to expand our development activities with over 15,000 megawatts of capacity under construction or in late-stage development and an overall global development pipeline of 62,000 megawatts,” said Connor Teskey, CEO of Brookfield Renewable. “Looking ahead, decarbonization is now firmly established as an objective of the global economy and as one of the pre-eminent global clean energy companies with deep operating capabilities and scale, we are uniquely positioned to execute on the most attractive decarbonization investment opportunities around the world.”

Financial Results

UNAUDITED FOR THE PERIODS ENDED DECEMBER 31	Three Months Ended		Years Ended
(US $ millions, except per unit amounts)	2021	2020	2021	2020
Select Financial Information
Net loss attributable to Unitholders	$(57)	$(120)	$(368)	$(304)
Per LP unit(1)	(0.12)	(0.22)	(0.69)	(0.61)
Funds From Operations (FFO)(2)	214	201	934	807
Per Unit(2)(3)	0.33	0.31	1.45	1.32
Normalized Funds From Operations (FFO)(2)(4)	263	242	1,091	882
Per Unit(2)(3)(4)	0.41	0.37	1.69	1.45
Operational Information
Total generation (GWh)
– Long-term average generation	14,946	14,333	58,913	57,457
– Actual generation	14,585	13,247	56,629	52,782
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	7,197	7,354	29,852	27,998
– Actual generation	6,637	6,583	27,150	26,052

Brookfield Renewable reported FFO of $934 million or $1.45 per Unit of FFO for the twelve months ended December 31, 2021, a 10% increase from the prior year or 17% on a normalized basis supported by the stability of our high-quality, inflation-linked contracted cash flows, organic growth initiatives and contributions from acquisitions. After deducting non-cash depreciation, deferred income taxes recovery, foreign exchange and derivative gains (losses) and other, our Net loss attributable to Unitholders for the twelve months ended December 31, 2021 was $368 million or $0.69 per LP unit.

Other Highlights for 2021 Include:

  We advanced key commercial priorities, securing contracts to deliver 11,000 gigawatt hours of clean energy annually including 6,000 gigawatt hours to corporate offtakers and completed cost savings initiatives that have delivered $20 million of savings on an annualized basis.

  We commissioned approximately 1,000 megawatts of new capacity and progressed over 15,000 megawatts through construction and advanced-stage development.

  We agreed to invest approximately $4.3 billion (~$1.1 billion net to Brookfield Renewable) of capital across various transactions in every major market and technology we operate in. We further diversified our business with our first investment in offshore wind, and we expanded our hydroelectric and battery storage portfolios.

  We maintained our robust investment grade balance sheet and ended the year with over $4 billion of available liquidity and access to significant sovereign and institutional capital that we can invest alongside of, which provides enhanced flexibility for future growth.

Spotlight On Hydros

We continue to believe hydropower is the premier renewable technology due to its perpetual nature and dispatchability. And while the asset classes of wind and solar are certainly growing faster, the benefits of hydro are rapidly increasing in today’s market environment. As decarbonization continues to drive additional demand for carbon-free baseload generation, our scale hydroelectric portfolio will continue to be a meaningful differentiator for our business and positions us as a partner of choice to support governments and companies in achieving their carbon reduction goals. Further, the dispatchable or embedded storage benefits of hydro are becoming increasingly beneficial as more intermittent renewables are added to the grid. Recently, we executed on several initiatives that highlight the unique and valuable nature of our hydroelectric business.

In December, we signed a 40-year power purchase agreement at our 265-megawatt Lievre facilities in Canada with Hydro Quebec. The contract represents an attractive premium to the prices the facility has historically achieved, generating an additional $20 million of revenue per annum. More importantly, given the duration of the contract and the quality of the counterparty, we concurrently raised an additional C$1.0 billion of 40-year investment grade debt on the facility at very attractive fixed rates. We will redeploy this capital into growth, and when deployed at our target returns, it is expected to generate over $100 million of annual net FFO for the business. Said differently, through the recontracting and upfinancing of a single hydro asset, we can fund the majority of our targeted 2022 equity deployment at exceptionally attractive rates. With over 5,500 gigawatt hours of generation available for recontracting over the next five years, and an increasingly constructive pricing environment for our hydro portfolio, we have significant capacity across our fleet to execute on similar contracts that we expect to contribute additional FFO and generate a highly accretive funding source for our growth.

In the fourth quarter, we also completed an investment grade upfinancing at our pumped hydro storage business in the UK. This followed a sustained period of record performance due to an increase in value of the critical grid-stabilizing ancillary services including back-up capacity it sells to the increasingly intermittent greener electric grid. With the proceeds from the financing, we have now returned over 100% of the capital we invested in the business in 2017.

Finally, we continue to leverage our hydroelectric fleet to provide 24/7 green power solutions to our customers. During the quarter, we signed a 15-year power purchase agreement with a large manufacturer, alongside a retail supply agreement to serve the entirety of their load requirements in the U.S. Northwest. The agreement is unique in the market and is part of a differentiated supply solution that we tailored to our customer’s bespoke requirements. The power purchase agreement will be served by a 110-megawatt solar project in Washington State that we will construct, and when the sun does not shine, the customer’s energy requirements can be served from our hydroelectric assets in British Columbia.

We continue to see select opportunities for growth in hydroelectric generation, especially for large and experienced operators like us. Recently, our Colombian business acquired one of the largest privately held generation portfolios in Colombia, comprised of seven recently built run-of-river hydropower plants with a total capacity of nearly 150 megawatts for approximately $425 million. This is the largest follow-on acquisition by our Colombian business since our initial investment in 2016, and we expect it to be highly complementary and synergistic to our existing operations.

Update On Growth Initiatives

Since our last update, we agreed to invest approximately $2 billion (~$500 million net to Brookfield Renewable) of capital across various transactions at our target returns of 12-15%.

In North America, we acquired Urban Grid, a leading utility-scale solar developer in the U.S. with a 20,000-megawatt development pipeline and a strong position in the high-value PJM market. Its pipeline includes 2,000 megawatts of under construction or ready-to-build solar projects and an additional 4,000 megawatts of de-risked advanced stage buildout opportunities, that we expect to build out backed by corporate contracts over the next six years with additional upside given the depth of its remaining pipeline. The purchase price is $650 million (~$160 million net to Brookfield Renewable) with the opportunity to invest hundreds of millions of dollars into further growth in the future. In Europe, we acquired a German utility-scale solar developer with a 1,700-megawatt pipeline, for approximately $80 million (~$20 million net to Brookfield Renewable) and expect to develop at least 800 megawatts of new renewable capacity over the next six years from this pipeline. These transactions provide late-stage development projects in core markets to match with the abundance of corporate demand we are seeing for green power and will benefit from synergies with our existing operations.

In the UK, we signed an agreement with a leading battery energy storage solutions provider for the option to fund and own up to 800 megawatts of battery energy storage projects and almost 200 megawatts of co-located solar projects over the next five years. Large and increasing exposure to intermittent renewables, together with the decommissioning of thermal plants, has created significant demand for energy storage in the UK – a dynamic we have great visibility on through First Hydro. We anticipate the buildout of the projects will require up to approximately $260 million of equity (~$65 million net to Brookfield Renewable). This will grow our existing 3,400-megawatt global energy storage portfolio and give us a leading position in the capacity-constrained UK market.

We continued to execute on our growth plans for distributed generation in the fourth quarter. With leading capabilities in North America, South America, Europe and Asia, we are uniquely positioned to be a global solutions provider for clean onsite generation. Our DG operating assets have grown to over 1,400 megawatts and our development pipeline has increased to 6,400 megawatts. In the quarter, we expanded our distributed generation portfolio by acquiring 780 megawatts of operating and development assets in Europe and South America and we also signed a strategic agreement with Shoals Technologies Group, a leading provider of solutions for storage, solar and eMobility, to pursue distributed renewable energy generation and EV charging solutions across the U.S.

In Asia, we completed the acquisition of over 300 megawatts of wind, including a transaction alongside Apple’s Renewable Energy Fund, increasing our footprint in the region as well as benefiting from synergies with our existing operations.

Finally, we achieved a record level of development over 2021. We commissioned approximately 1,000 megawatts of new capacity and finished the year with almost 15,000 megawatts of construction and advanced-stage projects. These projects are diversified across distributed- and utility-scale solar, wind, storage, hydro and green hydrogen in 14 different countries. In total, we expect these projects to contribute almost $180 million in annual FFO to our business once completed.

Results From Operations

In 2021, we generated FFO of $934 million or $1.45 per unit, a 10% increase from 2020 or 17% on a normalized basis, as the business benefited from recent acquisitions, strong underlying asset availability, and execution on organic growth initiatives.

During the year, our hydroelectric segment delivered FFO of $639 million. The portfolio continues to exhibit strong cash flow resiliency given the increasingly diversified asset base, strong price environment and our recent recontracting initiatives delivering strong results even when generation was below long-term average.

Our wind and solar segments generated a combined $581 million of FFO, representing a 55% increase over the prior year. We benefited from contributions from acquisitions, and approximately 770 megawatts of solar and wind projects commissioned during the year.

Our energy transition segment generated $162 million of FFO. Revenues from our pumped storage assets as well as our distributed generation portfolio continue to demonstrate strong growth as global electricity generation decarbonizes. Over the past three years, our distributed generation portfolio grew revenue by approximately 40% annually, bolstered by the acquisitions and strategic partnerships we have signed.

Balance Sheet And Liquidity

Our financial position remains robust, with approximately $4.1 billion of total available liquidity at year end, and our business model is self-funded. During the year, we executed on key financing and capital raising initiatives aimed at maintaining robust access to capital and a prudent debt maturity ladder, as well as maintaining a low-risk, investment-grade balance sheet.

During 2021, we continued to take advantage of the low interest environment. We executed on $13 billion of investment grade financings, including $1.5 billion of upfinancings net to Brookfield Renewable, securing a weighted average debt maturity of 13 years with no material maturities over the next three years. With these financing activities completed, our business is well protected against the potential of rising interest rates. We have very limited exposure to near-term maturities or floating interest rates across our business.

We also continue to use opportunistic capital recycling as an important lever to drive value and fund growth. During the year, we executed on agreements to sell over 1,600 megawatts, generating proceeds of $1.5 billion ($540 million net to Brookfield Renewable), including an agreement in the fourth quarter to sell a 625-megawatt solar PV portfolio in Mexico at an attractive valuation of $400 million (~$50 million net to Brookfield Renewable).

Distribution Declaration And Increase

The next quarterly distribution in the amount of $0.32 per LP unit, is payable on March 31, 2022 to unitholders of record as at the close of business on February 28, 2022. This represents a 5% increase to our distribution, bringing our total annual distribution per unit to $1.28.

In conjunction with Brookfield Renewable Partners' distribution declaration, the Board of Directors of Brookfield Renewable Corporation has declared an equivalent quarterly dividend of $0.32 per share, also payable on March 31, 2022 to shareholders of record as at the close of business on February 28, 2022.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada , in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip. Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 21,000 megawatts of installed capacity and an approximately 62,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and https://bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $690 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Kerrie McHugh	Robin Kooyman
Senior Vice President – Corporate Communications	Senior Vice President – Investor Relations
(212) 618-3469	(416) 649-8172
kerrie.mchugh@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s fourth quarter and full-year 2021 results as well as the letter to unitholders and supplemental information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on February 4, 2022 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/mh8ooud8 or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 2575137. A recording of the teleconference can be accessed through February 11, 2022 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 2575137.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
	December 31		December 31
UNAUDITED (MILLIONS)	2021		2020
Assets
Cash and cash equivalents		$764		$431
Trade receivables and other financial assets(5)		2,301		1,661
Equity-accounted investments		1,107		971
Property, plant and equipment, at fair value		49,432		44,590
Goodwill		966		970
Deferred income tax and other assets(6)		1,297		1,099
Total Assets		$55,867		$49,722

Liabilities
Corporate borrowings		$2,149		$2,135
Borrowings which have recourse only to assets they finance(7)		19,380		15,947
Accounts payable and other liabilities(8)		4,127		4,358
Deferred income tax liabilities		6,215		5,515

Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	$12,303		$11,100
General partnership interest in a holding subsidiary held by Brookfield	59		56
Participating non-controlling interests - in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894		2,721
BEPC exchangeable shares	2,562		2,408
Preferred equity	613		609
Perpetual subordinated notes	592		—
Preferred limited partners' equity	881		1,028
Limited partners' equity	4,092	23,996	3,845	21,767
Total Liabilities and Equity		$55,867		$49,722

Brookfield Renewable Partners L.P.
Consolidated Statements of Income (Loss)

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Revenues	$1,091	$952	$4,096	$3,810
Other income	15	77	304	128
Direct operating costs(9)	(375)	(357)	(1,365)	(1,274)
Management service costs	(64)	(84)	(288)	(235)
Interest expense	(255)	(243)	(981)	(976)
Share of earnings from equity-accounted investments	19	31	22	27
Foreign exchange and financial instrument gain (loss)	(54)	115	(32)	127
Depreciation	(381)	(337)	(1,501)	(1,367)
Other	(77)	(307)	(307)	(432)
Income tax (expense) recovery
Current	17	(37)	(43)	(66)
Deferred	97	185	29	213
	114	148	(14)	147
Net income (loss)	$33	$(5)	$(66)	$(45)
Net loss attributable to preferred equity, preferred limited partners’ equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	(90)	(115)	(302)	(259)
Net income (loss) attributable to Unitholders	$(57)	$(120)	$(368)	$(304)
Basic and diluted (loss) earnings per LP unit	$(0.12)	$(0.22)	$(0.69)	$(0.61)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2021	2020	2021	2020
Operating activities
Net income	$33	$(5)	$(66)	$(45)
Adjustments for the following non-cash items:
Depreciation	381	337	1,501	1,367
Unrealized foreign exchange and financial instrument loss (gain)	100	(119)	122	(134)
Share of earnings from equity-accounted investments	(19)	(31)	(22)	(27)
Deferred income tax expense	(97)	(185)	(29)	(213)
Other non-cash items	(26)	248	(136)	388
	372	245	1,370	1,336
Net change in working capital and other(10)	(110)	34	(636)	(40)
	262	279	734	1,296
Financing activities
Net corporate borrowings	—	—	—	266
Corporate credit facilities, net	(150)	—	—	(299)
Non-recourse borrowings, commercial paper, and related party borrowings, net	1,273	(260)	2,769	120
Capital contributions from participating non-controlling interests - in operating subsidiaries, net	31	357	689	367
Issuance of Perpetual Subordinated Notes, Preferred LP Units and related costs, net	252	(23)	439	151
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	(255)	(203)	(900)	(628)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	(212)	(202)	(854)	(769)
	939	(331)	2,143	(792)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(1,426)	(105)
Investment in property, plant and equipment	(1,136)	(190)	(1,967)	(447)
Disposal of subsidiaries, associates and other securities, net	103	23	936	58
Restricted cash and other	80	146	(46)	68
	(953)	(21)	(2,503)	(426)
Foreign exchange gain (loss) on cash	(20)	23	(36)	13
Cash and cash equivalents
Increase (decrease)	$228	$(50)	$338	$91
Net change in cash classified within assets held for sale	(1)	(1)	(5)	(12)
Balance, beginning of period	537	482	431	352

Balance, end of period	$764	$431	$764	$431

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,559	2,514	2,913	2,912	$237	$182	$151	$105	$115	$68
Brazil	810	849	1,007	1,007	38	39	26	63	18	58
Colombia	1,100	966	1,004	977	64	57	42	38	40	23
	4,469	4,329	4,924	4,896	339	278	219	206	173	149
Wind
North America	1,044	1,132	1,195	1,349	98	90	53	58	36	38
Europe	262	339	251	357	35	41	36	51	30	45
Brazil	128	141	168	169	5	6	4	6	4	4
Asia	121	123	113	104	8	8	7	8	4	5
	1,555	1,735	1,727	1,979	146	145	100	123	74	92
Solar	356	304	381	338	68	77	67	84	41	51
Energy transition(11)	257	215	165	141	79	54	52	38	37	26
Corporate	—	—	—	—	—	—	(7)	5	(111)	(117)
Total	6,637	6,583	7,197	7,354	$632	$554	$431	$456	$214	$201

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	10,470	11,863	12,167	12,166	$804	$824	$528	$562	$380	$420
Brazil	3,626	3,663	4,004	4,004	169	175	155	177	131	152
Colombia	3,950	2,999	3,555	3,488	224	211	159	131	128	90
	18,046	18,525	19,726	19,658	1,197	1,210	842	870	639	662
Wind
North America	4,009	3,560	5,051	4,239	370	263	277	196	200	123
Europe	1,029	908	1,077	1,002	125	105	187	96	164	79
Brazil	589	552	670	671	29	27	23	24	17	17
Asia	469	428	451	443	32	28	24	25	15	18
	6,096	5,448	7,249	6,355	556	423	511	341	396	237
Solar	1,777	1,284	2,016	1,510	348	245	298	232	185	139
Energy transition(12)	1,231	795	861	475	314	169	214	130	162	103
Corporate	—	—	—	—	—	—	11	41	(448)	(334)
Total	27,150	26,052	29,852	27,998	$2,415	$2,047	$1,876	$1,614	$934	$807

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the three months ended December 31, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$182	$(57)	$(30)	$7	$(69)	$33
Add back or deduct the following:
Depreciation	140	155	65	21	—	381
Deferred income tax expense (recovery)	(9)	(25)	(23)	(8)	(32)	(97)
Foreign exchange and financial instrument loss (gain)	14	28	11	4	(3)	54
Other(13)	(3)	29	39	43	12	120
Management service costs	—	—	—	—	64	64
Interest expense	113	59	53	9	21	255
Current income tax expense (recovery)	(20)	3	—	—	—	(17)
Amount attributable to equity accounted investments and non-controlling interests(14)	(198)	(92)	(48)	(24)	—	(362)
Adjusted EBITDA	$219	$100	$67	$52	$(7)	$431

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the three months ended December 31, 2020:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$151	$67	$35	$23	$(281)	$(5)
Add back or deduct the following:
Depreciation	136	135	48	17	1	337
Deferred income tax expense (recovery)	(44)	(37)	(20)	(14)	(70)	(185)
Foreign exchange and financial instrument loss (gain)	(15)	(28)	(71)	10	(11)	(115)
Other(13)	3	(16)	73	(4)	258	314
Management service costs	—	—	—	—	84	84
Interest expense	100	56	54	9	24	243
Current income tax expense (recovery)	32	4	1	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(14)	(157)	(58)	(36)	(3)	—	(254)
Adjusted EBITDA	$206	$123	$84	$38	$5	$456

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2021:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$309	$(88)	$6	$64	$(357)	$(66)
Add back or deduct the following:
Depreciation	545	597	263	94	2	1,501
Deferred income tax expense (recovery)	124	(37)	(34)	(9)	(73)	(29)
Foreign exchange and financial instrument loss (gain)	47	40	(23)	4	(36)	32
Other(13)	46	151	92	55	109	453
Management service costs	—	—	—	—	288	288
Interest expense	407	247	187	48	92	981
Current income tax expense (recovery)	25	13	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(14)	(661)	(412)	(198)	(42)	(14)	(1,327)
Adjusted EBITDA	$842	$511	$298	$214	$11	$1,876

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2020:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Net income (loss)	$475	$(57)	$(27)	$64	$(500)	$(45)
Add back or deduct the following:
Depreciation	513	547	227	75	5	1,367
Deferred income tax expense (recovery)	(31)	(52)	(26)	(8)	(96)	(213)
Foreign exchange and financial instrument loss (gain)	(29)	(70)	(16)	5	(17)	(127)
Other(13)	74	82	129	45	318	648
Management service costs	—	—	—	—	235	235
Interest expense	400	251	201	30	94	976
Current income tax expense (recovery)	55	8	1	—	2	66
Amount attributable to equity accounted investments and non-controlling interests(14)	(587)	(368)	(257)	(81)	—	(1,293)
Adjusted EBITDA	$870	$341	$232	$130	$41	$1,614

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months and twelve months ended December 31:

	For the three months ended December 31			For the twelve months ended December 31
UNAUDITED (MILLIONS)	2021	2020		2021	2020
Net income (loss)	$33	$(5)		$(66)	$(45)
Add back or deduct the following:
Depreciation	381	337		1,501	1,367
Deferred income tax expense (recovery)	(97)	(185)		(29)	(213)
Foreign exchange and unrealized financial instruments gain (loss)	54	(115)	32	32	(127)
Other(13)	120	314		453	648
Amount attributable to equity accounted investment and non-controlling interest(15)	(277)	(145)		(957)	(823)
Funds From Operations	$214	$201		$934	$807
Normalized long-term average generation adjustment	43	41		161	75
Normalized foreign currency adjustment	6	—		(4)	—
Normalized Funds From Operations	$263	$242		$1,091	$882

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three and twelve months ended December 31:

	For the three months ended December 31		For the twelve months ended December 31
	2021	2020	2021	2020
Net income (loss) per LP unit(1)	$(0.12)	$(0.22)	$(0.69)	$(0.61)
Adjust for the proportionate share of
Depreciation	0.33	0.33	1.43	1.24
Foreign exchange and financial instruments loss (gain)	0.10	—	0.20	0.06
Deferred income tax recovery and other	0.02	0.20	0.51	0.63
Funds From Operations per Unit(3)	$0.33	$0.31	$1.45	$1.32
Normalized long-term average generation adjustment	0.07	0.06	0.25	0.13
Normalized foreign exchange adjustment	0.01	—	(0.01)	—
Normalized Funds From Operations per Unit(3)	$0.41	$0.37	$1.69	$1.45

BROOKFIELD RENEWABLE CORPORATION REPORTS
FOURTH QUARTER AND FULL-YEAR 2021 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.32 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on March 31, 2022 to shareholders of record as at the close of business on February 28, 2022. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

UNAUDITED FOR THE PERIODS ENDED DECEMBER 31	Three Months Ended		Years Ended
(US $ millions, except per unit amounts)	2021	2020	2021	2020
Select Financial Information
Net income (loss) attributable to the partnership	$130	$(1,516)	$946	$(2,738)
Funds From Operations (FFO)(2)	$137	$85	$554	$402
Operational Information
Proportionate Generation (GWh)	4,279	3,971	17,606	15,578

BEPC reported FFO of $554 million for the twelve months ended December 31, 2021, compared to $402 million in the prior year. After deducting non-cash depreciation, deferred income tax expense (recovery), foreign exchange and derivative gains, other and remeasurement of the Shares, our Net income attributable to the partnership for the twelve months ended December 31, 2021 was $946 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	December 31		December 31
	2021		2020
Assets
Cash and cash equivalents		$410		$355
Trade receivables and other financial assets(5)		1,956		1,297
Equity-accounted investments		455		372
Property, plant and equipment, at fair value		37,915		36,097
Goodwill		849		970
Deferred income tax and other assets(16)		401		382
Total Assets		$41,986		$39,473

Liabilities
Borrowings which have recourse only to assets they finance(7)		$13,512		$12,822
Accounts payable and other liabilities(17)		3,066		3,296
Deferred income tax liabilities		5,020		4,200
BEPC exchangeable and class B shares		6,163		7,430

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,297		$10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	261		258
The partnership	3,667	14,225	1,177	11,725
Total Liabilities and Equity		$41,986		$39,473

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2021	2020	2021	2020

Revenues	$905	$746	$3,367	$3,087
Other income	12	70	60	99
Direct operating costs(9)	(344)	(280)	(1,185)	(1,061)
Management service costs	(28)	(46)	(175)	(152)
Interest expense	(229)	(229)	(900)	(816)
Share of (loss) earnings from equity-accounted investments	—	(1)	2	(4)
Foreign exchange and financial instrument gain (loss)	(82)	63	(27)	74
Depreciation	(281)	(259)	(1,115)	(1,065)
Other	(56)	(429)	(277)	(493)
Remeasurement of BEPC exchangeable and class B shares	193	(1,398)	1,267	(2,561)
Income tax (expense) recovery
Current	20	(35)	(31)	(61)
Deferred	70	166	(56)	134
	90	131	(87)	73
Net income (loss)	$180	$(1,632)	$930	$(2,819)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$46	$(123)	$(23)	$(92)
Participating non-controlling interests – in a holding subsidiary held by the partnership	4	7	7	11
The partnership	130	(1,516)	946	(2,738)
	$180	$(1,632)	$930	$(2,819)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2021	2020	2021	2020
Operating activities
Net income	$180	$(1,632)	$930	$(2,819)
Adjustments for the following non-cash items:
Depreciation	281	259	1,115	1,065
Unrealized foreign exchange and financial instruments loss (gain)	126	(64)	102	(78)
Share of earnings from equity-accounted investments	—	1	(2)	4
Deferred income tax expense	(70)	(166)	56	(134)
Other non-cash items	59	361	109	409
Remeasurement of exchangeable and class B shares	(193)	1,398	(1,267)	2,561
	383	157	1,043	1,008
Net change in working capital and other(10)	(153)	(36)	(648)	(16)
	230	121	395	992
Financing activities
Non-recourse borrowings and related party borrowings, net	654	(163)	1,469	(32)
Capital contributions from participating non-controlling interests	23	300	65	329
Capital contributions from the partnership	—	—	—	102
Return of capital to participating non-controlling interests	—	(80)	(181)	(82)
Issuance of exchangeable shares, net	—	(23)	—	(44)
Distributions paid and return of capital:
To participating non-controlling interests	(184)	(150)	(675)	(513)
To the partnership	—	1	—	(235)
	493	(115)	678	(475)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(12)	(105)
Investment in property, plant and equipment	(791)	(175)	(1,354)	(373)
Disposal of subsidiaries, associates and other securities, net	—	6	376	17
Restricted cash and other	84	126	6	(17)
	(707)	(43)	(984)	(478)
Foreign exchange gain (loss) on cash	(19)	15	(34)	12
Cash and cash equivalents
Increase (decrease)	$(3)	$(22)	$55	$51
Balance, beginning of period	413	377	355	304

Balance, end of period	$410	$355	$410	$355

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles net income (loss) to Funds From Operations for the three and twelve months ended December 31:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2021	2020	2021	2020

Net income (loss)	$180	$(1,632)	$930	$(2,819)
Add back or deduct the following:
Depreciation	281	259	1,115	1,065
Foreign exchange and financial instruments loss (gain)	82	(63)	27	(74)
Deferred income tax expense (recovery)	(70)	(166)	56	(134)
Other(18)	92	429	423	517
Dividends on BEPC exchangeable shares(19)	53	50	209	116
Remeasurement of BEPC exchangeable and BEPC class B shares	(193)	1,398	(1,267)	2,561
Amount attributable to equity accounted investments and non-controlling interests(20)	(288)	(190)	(939)	(830)
Funds From Operations	$137	$85	$554	$402

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO, FFO per Unit, Normalized FFO and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended December 31” and “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our Form 20-F. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)   For the three and twelve months ended December 31, 2021, average LP units totaled 275.0 million and 274.9 million, respectively (2020: 274.8 million and 271.1 million, respectively).

(2)   Refer to "Reconciliation of non-IFRS Measure" and “Cautionary Statement Regarding Use of Non-IFRS Measures” in this document, as well as "Part 9 - Presentation to Stakeholders and Performance Measurement" in the Management's Discussion and Analysis in the 2021 Annual Report.

(3)   Average Units outstanding for the three and twelve months ended December 31, 2021 were 645.7 million and 645.6 million, respectively (2020: 645.5 million and 609.5 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding at December 31, 2021 were 645.8 million (2020: 645.5 million).

(4)   Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates. For the three and twelve months ended December 31, 2021, the change related to long-term average generation totaled $43 million and $161 million, respectively (2020: $41 million and $75 million, respectively) and the change related to foreign currency totaled $6 million and $(4) million, respectively.

(5)   Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6)   Balance includes deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7)   Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(8)   Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with asset held for sale and other long-term liabilities.

(9)   Direct operating costs exclude depreciation expense disclosed below.

(10)   Balance includes dividends received from equity accounted investments and changes due to or from related parties.

(11)   Actual generation includes 90 GWh (2020: 98 GWh) from facilities that do not have a corresponding LTA.

(12)   Actual generation includes 442 GWh (2020: 375 GWh) from facilities that do not have a corresponding LTA.

(13)   Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.

(14)   Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(15)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(16)   Balance includes deferred income tax assets, intangible assets, and other long-term assets.

(17)   Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, and other long-term liabilities.

(18)   Refer to Note 8 - Other in the Audited Consolidated Financial Statements for more details on the other balance, and includes the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.

(19)   Balance is included within interest expense on the consolidated statements of income (loss).

(20)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(21)   Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(22)   Available liquidity of $4.1 billion refer to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the 2021 Annual Report.

(23)   Incremental FFO attributable to the Lievre PPA of $100 million is calculated assuming proceeds are deployed earning a 16% FFO yield, less financing costs.

(24)   12-15% target returns are calculated as annualized cash return on investment.